Code of Ethics and Business Conduct

Policy

It is the policy of Millennium Healthcare Inc. to provide our Code of Ethics and Business Conduct, which will serve as a guide to proper business conduct for all employees and agents. We expect all employees and agents to observe the highest standards of ethics and integrity in their conduct. This means following a basic code of ethical behavior that includes, but is not limited to, the following.

Build Trust and Credibility

The success of our business is dependent on the trust and confidence we earn from our employees, agents, customers and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity and reaching company goals solely through honorable conduct.

When considering any action, it is always wise to ask oneself: will this build trust and credibility for Millennium? Will it help create a working environment in which Millennium can succeed over the long term? Is the commitment I am making one I can follow through with? The only way we will maximize trust and credibility is by answering “yes” to those types of questions and by working diligently every day to build our trust and credibility.

Respect for the Individual

We all deserve to work in an environment where we are treated with dignity and respect. Millennium is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success.

Millennium is an equal employment/affirmative action employer and is committed to providing a workplace that is free of discrimination of all types from abusive, offensive or harassing behavior. Any employee or agent who feels harassed or discriminated against should report the incident to his or her immediate manager or supervisor.

Create a Culture of Open and Honest Communication

At Millennium everyone should feel comfortable to speak his or her mind, particularly with respect to ethics concerns. Supervisors and managers have a responsibility to create an open and supportive environment where employees and agents feel comfortable raising such questions. We all benefit tremendously when employees and agents exercise their power to prevent mistakes or wrongdoing by asking the right questions at the right times.

Millennium will investigate all reported instances of questionable or unethical behavior. In every instance where improper behavior is found to have occurred, the company will take appropriate action. We will not tolerate retaliation against employees or agents who raise ethics concerns in good faith.

Set the Tone at the Top

Management has the added responsibility for demonstrating, through their actions, the importance of this Code. In any business, ethical behavior does not simply happen; it is the product of clear and direct communication of behavioral expectations, modeled from the top and demonstrated by example. Again, ultimately, our actions are what matters.

To make our Code work, managers and supervisors must be responsible for promptly addressing ethical questions or concerns raised by employees or agents and for taking the appropriate steps to deal with such issues. Managers and supervisors should not consider employees’ or agents’ ethics questions or concerns as threats or challenges to their authority, but rather welcome these inquiries as another encouraged form of business communication in the pursuit of maintaining a conducive, successful business environment. We want the ethics dialogue to become a natural part of daily work.

Uphold the Law

Our commitment to integrity begins with complying with laws, rules and regulations where we do business. Further, each of us must have an understanding of the company policies, laws, rules and regulations that apply to our specific roles. If we are unsure of whether a contemplated action is permitted by law or Company policy, we should seek the advice from management. We are responsible for identifying and preventing violations of law and for speaking up if we see any such possible violations.

Competition

We are dedicated to ethical, fair and vigorous competition. We will market and sell Millennium products and services based on their merit, superior quality, functionality and competitive pricing. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connection with the purchase of products or services for Millennium or the sales of its products or services, nor will we engage or assist in any unlawful activities against or in favor of particular customers.

Proprietary Information

It is important that we respect the property rights of others. We will not acquire or seek to acquire improper means of a competitor’s trade secrets or other proprietary or confidential information. We will not engage in unauthorized use, copying, distribution or alteration of software or other intellectual property.

Selective Disclosure

We will not selectively disclose (whether in one-on-one or small discussions, meetings, presentations, proposals or otherwise) any material nonpublic information with respect to Millennium, or any of its subsidiaries, their business operations, plans, financial condition, results of operations or any development plans. We should be particularly vigilant when making presentations or proposals to ensure that our presentations do not contain material nonpublic information.

Avoid Conflicts of Interest

We must avoid any relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions when performing our jobs. At times, we may be challenged and faced with situations where the business actions we take on behalf of Millennium or its subsidiaries may conflict with our own personal or family interests because the course of action that is best for us personally may not also be the best course of action for Millennium. We owe a duty to Millennium to advance its legitimate interests when the opportunity to do so arises. We must never use Millennium property or information for personal gain or personally take for ourselves any opportunity that is discovered through our position or engagement with Millennium or its subsidiaries.

Determining whether a conflict of interest exists may be challenging at times and is not always easy to do. Employees or agents with a conflict of interest question should seek advice from management. Before engaging in any activity, transaction or relationship that might give rise to a conflict of interest, employees and agents must seek review from their managers or supervisors.

Accepting Business Courtesies

Most business courtesies offered to us in the course of our employment or engagement are offered because of our position or agency at Millennium. We should not feel any entitlement to accept and keep a business courtesy. Although we may not use our position to obtain business courtesies, and we must never ask for them, we may accept unsolicited business courtesies. Employees and agents who award contracts or who can influence the allocation of business, who create specifications that result in the placement of business or who participate in negotiation of contracts must be particularly careful to avoid actions that create the appearance of favoritism or that may adversely affect the Company’s reputation for impartiality and fair dealing. The prudent course is to refuse a courtesy when Millennium is involved in choosing or reconfirming a supplier, vendor, customer, agent or otherwise under circumstances that would create an impression that offering such courtesies is the way to obtain Millennium business.

Meals, Refreshments, Entertainment and Gifts

We may accept occasional meals, refreshments, entertainment, gifts and similar business courtesies that are customary and conform to reasonable ethical practices of the marketplace, provided that:

•	They are not inappropriately lavish or excessive.

•	The courtesies are not frequent and do not reflect a pattern of frequent acceptance of courtesies from the same person or entity.

•	The courtesy does not create the appearance of an attempt to influence business decisions, such as accepting courtesies or entertainment from a supplier, vendor or agent whose contract is expiring in the near future.

•	The employee or agent accepting the business courtesy would not feel uncomfortable discussing the courtesy with his or her manager, supervisor, co-agent or co-worker, or having such courtesies known by the public.

Customary business entertainment is proper however, impropriety results when the value or cost is such that it could be interpreted as affecting an otherwise objective business decision.

Employees or agents with questions about accepting business courtesies should talk to their manager or supervisor.

Offering Business Courtesies

Any employee or agent who offers a business courtesy must assure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon Millennium or its subsidiaries. An employee or agent may never use personal funds or resources to do something that cannot be done with Company resources. Accounting for business courtesies must be done in accordance with approved company procedures.

Other than where the law may prohibit such actions, we may provide non-monetary gifts (i.e., company logo apparel or similar promotional items) to our customers. Further, management may approve other courtesies, including meals, refreshments or entertainment of reasonable value provided that:

•	The practice does not violate any law or regulation or the standards of conduct of the recipient’s organization.

•	The business courtesy is consistent with industry practice, is infrequent in nature and is not inappropriately lavish or excessive.

•	The business courtesy is properly reflected on the books and records of Millennium.

Set Metrics and Report Results Accurately

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports are full, fair, accurate, timely and understandable. This obligation applies to all employees and agent, including all financial executives, with any responsibility for the preparation for such reports, including drafting, reviewing and signing or certifying the information contained therein. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

Employees should inform senior management if they learn that information in any filing or public communication was untrue or misleading at the time it was made or if subsequent information would affect a similar future filing or public communication.

Corporate Recordkeeping

We create, retain and dispose of our company records as part of our normal course of business in compliance with all Millennium’s policies and guidelines, as well as all regulatory and legal requirements.

All corporate records must be true, accurate and complete, and company data must be promptly and accurately entered in our books in accordance with Millennium’s and other applicable accounting principles.

We must not improperly influence, manipulate or mislead any audit, nor interfere with any auditor engaged to perform an independent audit of Millennium’s books, records, processes or internal controls.

Accountability

Each of us is responsible for knowing and adhering to the values and standards set forth in this Code and for raising questions if we are uncertain about company policy or procedure. If we are concerned whether the standards are being met or are aware of violations of the Code, we must promptly contact a manager or supervisor. We take seriously the standards set forth in this Code, and violations are cause for disciplinary action up to and including termination of employment or agency.

Integral to our business success is our protection of confidential company information, as well as nonpublic information entrusted to us by employees, agents, customers and other business partners. Confidential and proprietary information includes such things as pricing and financial data, customer names/addresses or nonpublic information about Millennium or other companies, including current or potential customers, contracts, investors, shareholders, suppliers and vendors. We will not disclose confidential and nonpublic information without a valid business or legal purpose and proper authorization.

Use of Company Resources

Company resources, including time, material, equipment and information, are provided for company business use. Nonetheless, occasional personal use is permissible as long as it does not affect job performance or cause a disruption to the workplace. Employees and agents and those who represent Millennium are trusted to behave responsibly and use good judgment to conserve company resources. Managers and supervisors are responsible for the resources assigned and/or allocated to their departments/divisions and are empowered to resolve issues concerning their proper use.

Generally, we will not use company equipment such as computers, copiers, scanners and fax machines in the conduct of an outside business or in support of any religious, political or other outside daily activity. Solicitation of Company employees or agents by non-employees is prohibited at all times. Solicitation by an employee or agent of another employee or agent is prohibited, while either the person doing the soliciting or the person be solicited is on working time and or Company property. Distribution of materials by employees or agents in work areas or on working time is prohibited.

In order to protect the interests of Millennium’s and its subsidiaries’ networks and our fellow employees and agents, we reserve the right to monitor or review all data and information contained on an employee’s or agent’s company-issued computer, electronic device or email, the use of the Internet or the use of Millennium’s intranet. We will not tolerate the use of company resources to create, access, store, print, solicit or send any materials that are harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate.

Compliance

Compliance with this Code and its principles is an essential element in Millennium’s success. Our management team is responsible for ensuring that these principles are communicated to and understood and observed by all employees and agents. Day to day responsibility is delegated to all management members and supervisors who are responsible for implementing these principles, and, if necessary, through more detailed guidance and support. Assurance of compliance is monitored and reported each year. Compliance with the Code is subject to review by the board and subject to audit review. Employees and agents are expected to bring to management’s attention any breach or suspected breach of these principles. Provisions have been made for employees and agents to be able to report such issues or suspected issues in confidence.

From time to time, employees or agents will likely have questions as to how this Code of Ethics and Business Conduct may or may not apply in particular situations and instances. We expect all employees and agents with such questions and inquiries to discuss the exact detailed circumstances with their immediate manager or supervisor. Should their immediate manager or supervisor be uncertain on what actions should be taken, if any, to ensure compliance with this Code of Ethics and Business Conduct, they shall obtain further support and guidance by consulting with senior management.